UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: May 16, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Files Annual Report on Form 20-F

NEW YORK, May 16, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a producer of biodiesel and a manufacturer of copper products in China, today announced that its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended December 31, 2011 (“Form 20-F”), has been filed with the U.S. Securities and Exchange Commission on May 15, 2012. The Form 20-F has been posted on the Company’s website at http://www.chinagushan.com/en/, under the “Investor Relations” section and is also available online at http://www.sec.gov.

Shareholders may receive a hard copy of the Company’s complete audited financial statements for the year ended December 31, 2011, free of charge upon request by contacting +852-2587 7212 by telephone or ir@chinagushan.com via e-mail.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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